8827 W. Sam Houston Parkway N., Suite 100 Houston, TX  77040
Telephone:  281-517-5000         Facsimile:  281-517-5001

Eugene L. Butler
Chief Financial Officer

April 13, 2009

VIA FACSIMILE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Donald F. Delaney

Re: Deep Down, Inc.
Registration Statement on Form S-1(Registration No. 333-152435)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deep Down, Inc., a Nevada corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 9:00 a.m., Eastern time on Thursday, April 16, 2009, or as soon as thereafter practicable.

Please call Jeff Hopkins at (713) 986-7115 of Looper, Reed & McGraw, P.C. to confirm the effectiveness of the Registration Statement or with any questions.

Kind Regards,

DEEP DOWN, INC.

By:	/s/ Eugene L. Butler

Eugene L. Butler
Chief Financial Officer